Exhibit 21.1

List of Subsidiaries

China Water Group Inc. has the following subsidiaries as of December31, 2006:

Name	Attributable equity interest %
	Direct	Indirect
Evergreen Asset Group Limited	100%	-
Evermater Group Limited	100%	-
Everbury Holdings Limited	100%	-
Guangdong Xinsheng Environmental Co., Ltd.	90%	-
Haiyang Shengshi Environmental Protection Co., Ltd.	90%	-
Tian Jin Shi Sheng Water Treatment Company Limited	-	81%
Handan Chengsheng Water Service Co., Ltd.		90%